UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 2-39621

United Fire Group 401(k) Plan

(Full title of the plan)

United Fire & Casualty Company

(Name of issuer of the securities held pursuant to the plan)

118 Second Avenue SE

Cedar Rapids, IA 52407

(Address of principal executive office)

United Fire Group 401(k) Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

The Trustees and Participants of

    United Fire Group 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of United Fire Group 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 29, 2005

Chicago, Illinois

United Fire Group 401(k) Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS

Investments:
Participant-directed investments, at fair value	$22,238,789	$18,294,875
Participant loans	148,479	147,758

Total investments	22,387,268	18,442,633

Non-interest bearing cash	72,414	71,459

Total Assets	22,459,682	18,514,092

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$22,459,682	$18,514,092

See accompanying notes to financial statements.

United Fire Group 401(k) Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004

ADDITIONS:

Investment income	$591,864

Contributions:
Participant	2,327,464
Rollover	262,448

Total contributions	2,589,912

Net realized and unrealized appreciation at fair value of investments	1,566,315

Total additions	4,748,091

DEDUCTIONS:

Withdrawals	799,476
Administrative expenses	3,025

Total deductions	802,501

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	3,945,590

NET ASSETS AVAILABLE FOR BENEFITS:
At the beginning of the year	18,514,092

At the end of the year	$22,459,682

See accompanying notes to financial statements.

United Fire Group 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1.	DESCRIPTION OF PLAN

The following description of the United Fire Group 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all employees of United Fire & Casualty Company, its wholly owned subsidiaries: United Life Insurance Company, Lafayette Insurance Company, Addison Insurance Company, American Indemnity Financial Corporation, American Indemnity Company, United Fire & Indemnity Company and Texas General Indemnity Company, and its affiliate United Fire Lloyds (collectively the “Companies”), who have at least one hour of service and have attained age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions – Each year, participants may elect to contribute up to an annual dollar limitation of their eligible compensation to the Plan through salary reduction. The Plan provides for payments by the participating employers to the Plan in such amounts as the Board of Directors of each of the Companies shall direct. No payments by participating employers have been made since the inception of the Plan.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Companies’ discretionary contributions and (b) Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants direct the investment of employer and participant contributions into various investment options offered by the Plan. Participants may change their investment options daily. The Plan currently offers sixteen mutual funds, a common collective trust, United Fire & Casualty Company common stock and a self-directed account in which participants have access to a money market account. Participants can purchase United Fire & Casualty Company common stock twice a month with new contributions or by transferring a portion of their existing account balances.

Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings (losses) thereon. Vesting in the remainder of the participant account balances is based on years of continuous service with full vesting after two years. A participant with less than two years of credited service is not vested except in the event of the participant’s death or disability while employed by the Companies, at which time the participant becomes 100 percent vested.

Forfeitures – Upon termination, the nonvested portion of a participant’s account balance is forfeited. Forfeitures are to be used to first reduce the Plan’s ordinary and necessary administrative expenses for the Plan year and then reduce the employer contributions for the Plan year. There were no forfeited account balances included in the Plan’s net assets available for benefits at December 31, 2004 or 2003.

Participant Loans – Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years, except for the purpose of acquiring the person’s personal residence for which the term is commensurate with local prevailing terms, as determined by the Companies. The loans are secured by the balance in the participant’s account and bear interest at a rate determined at the time of each loan by the Plan administrator. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits – Upon termination of service, a participant may elect to receive either a direct rollover, a lump-sum amount equal to the value of their vested accounts or installment payments over a fixed period of time not to exceed the participant’s life expectancy or the joint life expectancy of the participant and the participant’s designated beneficiary. Prior to separation from service, participants may elect a hardship distribution in accordance with Plan policy.

Administrative Expenses – The Plan’s administrative expenses are paid by either the Plan or the Companies, as provided by the Plan document. The Companies paid substantially all administrative expenses for 2004.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes therein during the reporting period. Actual results could differ from those estimates.

The Plan offers various investment instruments to its participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Participant-Directed Investments at Fair Value and Participant Loans – Investments in mutual funds are stated at fair value based upon quoted market prices reported on recognized securities exchanges on the last business day of the year, which represents the net asset values of shares held by the Plan at the reporting date. The fair value of the participation units owned in the common collective trust fund is based on quoted redemption values on the last business day of the plan year. Investments in money market funds and participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded as of the trade date.

Withdrawals – Participant withdrawals are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $108 at December 31, 2004 and 2003, respectively.

3.	INVESTMENTS

The Charles Schwab Trust Company is the trustee of the Plan and custodian of the Plan’s assets. The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003 are as follows:

Description of Investment	Shares	2004	2003
Schwab* S&P 500 Investment Shares	79,517 shares at December 31, 2004;	$1,481,407	$1,171,652
	68,398 shares at December 31, 2003

Growth Fund of America	72,008 shares at December 31, 2004;	1,960,784	453,034
	18,529 shares at December 31, 2003

Artisan International Fund	90,199 shares at December 31, 2004;	1,997,017	669,611
	35,410 shares at December 31, 2003

First Eagle Fund of America	50,322 shares at December 31, 2004;	1,311,382	1,043,495
	43,497 shares at December 31, 2003

Gartmore Morley Stable Value Fund	214,994 shares at December 31, 2004;	4,015,314	3,933,929
	226,351 shares at December 31, 2003

Selected American Shares	51,118 shares at December 31, 2004;	1,884,733	1,520,965
	45,853 shares at December 31, 2003

Strong Government Securities Fund	266,102 shares at December 31, 2004;	2,857,940	2,936,101
	269,862 shares at December 31, 2003

T Rowe Price Mid Cap Value	83,029 shares at December 31, 2004	1,908,838	N/A

*	Indicates a party-in-interest to the Plan

During 2004, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value, as follows:

Description of Investment	Fair Value(1)	Appreciation (Depreciation)
Artisan International Fund	$1,997,017	$197,988
Century Shares Trust	194,234	1,166
Cohen & Steers Realty	275,284	49,494
Columbia Acorn Fund CL Z	493,442	62,913
Columbia High Yield Fund CL Z	83,831	892
Dodge & Cox Balanced Fund	1,068,222	73,303
First Eagle Fund of America	1,311,382	97,189
First Eagle Overseas Fund	607,703	80,368
Gabelli Westwood Balanced	249,065	15,602
Gartmore Morley Stable Value Fund	4,015,314	129,636
Growth Fund of America	1,960,784	159,626
ING Int’l Small Cap Growth	N/A	102,367
Janus Olympus Fund	N/A	(4,712)
One Group Mid Cap Growth Fund	1,099,570	122,410
Selected American Shares	1,884,733	182,518
Strong Government Securities Fund	2,857,940	(37,035)
T Rowe Price Mid Cap Value	1,908,838	31,398
Van Kampen Emerging Growth Fund	N/A	(4,398)
Weitz Value Portfolio	N/A	35,692
Schwab* S & P 500 Investment Shares	1,481,407	115,315
United Fire & Casualty Company* – Common Stock	545,731	149,608
Schwab* - Personal Choice Accounts	203,896	4,975
Schwab* Retirement Money Fund	396	—

Total participant-directed investments at fair value	$22,238,789	$1,566,315

(1)	Fair values of investments that have been fully disposed of at 12/31/04 have been marked N/A.
*	Indicates a party-in-interest to the Plan.

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, United Fire & Casualty Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant become fully vested.

5.	FEDERAL INCOME TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated November 21, 2001 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, United Fire & Casualty Company has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

United Fire Group 401(k) Plan

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2004

Identity of Issuer	Description of Investment	Shares	Current Value
Mutual Funds
Artisan Funds	Artisan International Fund	90,199	$1,997,017
Century Shares Trust Co.	Century Shares Trust	5,627	194,234
Cohen & Steers Capital Mgmt.	Cohen & Steers Realty	3,952	275,284
Columbia Funds	Columbia Acorn Fund CL Z	18,656	493,442
Columbia Funds	Columbia High Yield Fund CL Z	9,515	83,831
Dodge & Cox Fund	Dodge & Cox Balanced Fund	13,462	1,068,222
First Eagle of America, Inc.	First Eagle Fund of America	50,322	1,311,382
First Eagle of America, Inc.	First Eagle Overseas Fund	27,915	607,703
Gabelli Asset Management, Inc.	Gabelli Westwood Balanced	20,842	249,065
American Funds	Growth Fund of America	72,008	1,960,784
One Group Dealers Services, Inc.	One Group Mid Cap Growth Fund	45,720	1,099,570
Selected Funds	Selected American Shares	51,118	1,884,733
Strong Investments	Strong Government Securities Fund	266,102	2,857,940
T Rowe Price	T Rowe Price Mid Cap Value	83,029	1,908,838
Charles Schwab & Co., Inc.*	Schwab S & P 500 Investment Shares	79,517	1,481,407
Charles Schwab & Co., Inc.*	Schwab Retirement Money Fund		396

Common Collective Trust
Gartmore Morley Financial Services, Inc.	Gartmore Morley Stable Value	214,994	4,015,314

Common Stock
United Fire & Casualty Company*	United Fire & Casualty Company	16,189	545,731

Personal Choice Retirement Accounts
Charles Schwab & Co., Inc.*	Schwab - Personal Choice Accounts		203,896

Total participant-directed investments at fair value			22,238,789

Participant loans (maturing 2005 through 2017 at interest rates ranging from 5% - 14%)			148,479

Total assets held for investment purposes			$22,387,268

*	Indicates a party-in-interest to the Plan.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, United Fire & Casualty Company, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire Group 401(k) Plan

Date: June 29, 2005	By:	/s/ John A. Rife
John A. Rife
President and Chief Executive Officer